PROKOM SOFTWARE SA

FAX

04036226

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 12 Aug 2004 *pages:* 1 + 19

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraph 1.2 and 57.1.1 of the Decree of the Ministries Committee, dated 16th October of 2001 (Official Journal no 139 item 1568) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the Issuers whose shares were admitted to public exchange.

subject: **QUARTERLY REPORT FOR THE 2ND QUARTER 2004 UNDER POLISH ACCOUNTING STANDARDS**

The Management Board of Prokom Software SA informs, that:

Attached please find a copy of the Quarterly Report for the 2nd quarter 2004 under Polish Accounting Standards.

12 Aug 2004 Dariusz Górka
Vice President of the Management Board

PROCESSED
AUG 16 2004
THOMSON FINANCIAL

Form SA-QSr 2 / 2004

Pursuant to section 1.2, section 57.2 and section 58.1 of the Decree of the Council of Ministers of 16 October 2001
the Management Board of Prokom Software S.A.
informs about the quarterly financial report for the 2nd quarter of 2004

August 12, 2004
(date of report)

SELECTED CONSOLIDATED FINANCIAL DATA	in thousand PLN		in thousand EUR	
	2 quarters 2004 cumulative from 01.01.2004 to 30.06.2004	2 quarters 2003 cumulative from 01.01.2003 to 30.06.2003	2 quarters 2004 cumulative from 01.01.2004 to 30.06.2004	2 quarters 2003 cumulative from 01.01.2003 to 30.06.2003
I. Revenues	650 501	693 054	137 405	160 784
II. Operating profit	40 085	70 480	9 870	18 351
III. Profit before income tax	5 556	71 000	1 174	10 459
IV. Net profit	(3 330)	20 353	(704)	6 800
V. Cash flows from operating activities	17 843	36 148	3 771	8 385
VI. Cash flows from investing activities	8 039	(44 371)	1 860	(10 293)
VII. Cash flows from financing activities	(55 010)	(4 588)	(11 629)	(1 064)
VIII. Net increase (decrease) in cash and cash equivalents	(28 337)	(12 811)	(6 000)	(2 072)
IX. Total assets	1 000 528	1 420 829	385 578	318 741
X. Total liabilities	845 075	721 380	166 248	101 849
XI. Long-term liabilities	305 182	257 150	67 188	57 696
XII. Short-term liabilities	488 218	384 179	103 081	88 440
XIII. Shareholders' equity	881 931	588 548	182 334	127 114
XIV. Share capital	13 825	13 534	3 044	3 037
XV. Number of shares	13 880 830	13 534 524	13 800 830	13 534 524
XVI. Basic earnings per ordinary share (in PLN / EUR)	5,34	4,37	1,13	1,01
XVII. Diluted earnings per ordinary share (in PLN / EUR)	-	-	-	-
XVIII. Book value per share (in PLN / EUR)	48,81	41,60	10,07	9,39
XIX. Diluted book value per share (in PLN / EUR)	-	-	-	-
XX. Dividend (either paid or declared) per share (in PLN / EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET (in thousand PLN)	as at 30.06.2004	as at 31.03.2004	as at 30.06.2003	as at 31.03.2003
Assets				
I. Fixed assets	964 909	931 685	795 603	784 208
1. Intangible fixed assets, including:	45 680	38 220	27 220	21 718
- goodwill	7 830	115	94	110
2. Goodwill on consolidation	162 328	164 835	194 887	147 262
3. Tangible fixed assets	304 303	271 414	134 022	141 237
4. Long-term receivables	13 547	14 395	2 846	4 203
4.1. From related parties	1 602	1 602	1 602	1 602
4.2. From other parties	11 945	12 703	1 244	2 601
5. Long-term investments	395 892	407 787	400 089	410 335
5.1. Land and buildings	1 707	1 708	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long-term financial investments	383 836	405 842	405 850	410 086
a) in related parties, including:	316 553	315 601	314 856	317 087
- investments in associated undertakings accounted for by the equity method of accounting	28 230	28 545	27 008	30 807
- investments in subsidiaries not included in the consolidation	6 088	4 035	3 323	3 405
b) in other parties	77 383	90 241	91 194	93 019
5.4. Other long-term investments	249	249	249	249
6. Deferred tax and long-term deferred costs	42 041	37 427	20 502	39 455
6.1. Deferred tax	28 087	32 052	20 348	34 208
6.2. Deferred costs	13 854	5 375	3 154	5 247
II. Current assets	695 538	692 215	625 084	601 306
1. Inventories	40 946	29 249	10 308	54 617
2. Receivables	508 602	440 522	361 902	327 203
2.1. From related parties	23 427	22 798	27 572	50 390
2.2. From other parties	485 175	417 724	334 330	276 807
3. Short-term investments	114 303	193 920	218 841	201 138
3.1. Short-term financial investments	110 961	193 928	218 841	201 138
a) in related parties	14 927	59 478	18 807	15 040
b) in other parties	46 822	91 953	90 143	91 609
c) cash and cash equivalents	49 212	42 500	109 891	94 491
3.2. Other short-term investments	3 342	-	-	-
4. Short-term deferred costs	31 665	20 515	28 913	18 348
Total assets	1 660 528	1 624 103	1 420 829	1 385 676
Shareholders' equity and liabilities				
I. Shareholders' equity	691 931	600 943	588 548	551 040
1. Share capital	13 025	13 025	13 534	13 534
2. Unpaid capital	-	-	-	-
3. Own shares held (negative value)	-	-	-	-
4. Spare capital	706 614	701 618	600 600	533 988
5. Revaluation reserve	-	-	-	-
6. Other spare capital	-	-	-	-
7. Exchange rate differences on consolidation	20	-	-	-
a) foreign exchange gains	-	-	-	-
b) foreign exchange losses	29	-	-	-
8. Undistributed profit (not covered loss) from previous years	(34 276)	(28 401)	(154 041)	(20 001)
9. Net profit (loss)	(3 330)	12 900	29 353	11 478
10. Net profit deductions (negative value)	-	-	-	-
11. Unregistered share capital increase	9 870	-	-	-
II. Minority interest	122 622	145 165	132 502	165 587
III. Badwill on consolidation	-	-	221	-
IV. Liabilities and provisions	845 975	778 999	721 360	660 049
1. Deferred income tax and provisions	48 080	36 688	28 281	22 701
1.1. Deferred income tax	1 310	1 310	5 800	-
1.2. Provisions for retirement benefits and equivalent	1 412	1 367	1 224	1 029
a) long-term provisions	1 368	1 339	1 224	1 489
b) short-term provisions	44	28	-	340
1.3. Other provisions	46 332	34 005	21 168	20 072
a) long-term provisions	3 259	3 656	2 065	1 900
b) short-term provisions	43 073	30 350	19 104	18 872
2. Long-term liabilities	305 182	308 155	257 150	226 872
2.1. To related parties	114 081	119 707	34	34
2.2. To other parties	190 221	180 398	257 116	220 838
3. Short-term liabilities	488 210	410 018	394 179	385 510
3.1. To related parties	5 254	8 178	401	1 955
3.2. To other parties	458 119	398 981	389 636	380 075
3.3. Special funds	4 843	4 857	4 052	3 480
4. Badwill and accruals	23 517	24 138	41 770	21 766
4.1. Badwill	-	-	-	-
4.2. Accruals	23 517	24 138	41 770	21 768
a) long-term	3 288	3 511	381	387
b) short-term	20 229	20 625	41 389	21 399
Total liabilities and shareholders' equity	1 660 528	1 624 108	1 420 829	1 385 676

Book value	691 031	698 943	566 540	551 040
Number of shares	13 800 830	13 824 701	13 634 624	13 534 524
Book value per share (in PLN)	49,81	50,63	41,56	40,71
Anticipated number of shares	-	-	-	-
Diluted book value per share (in PLN)	-	-	-	-

OFF-BALANCE SHEET ITEMS (in thousand PLN)	as at 30.06.2004	as at 31.03.2004	as at 30.06.2003	as at 31.03.2003
1. Contingent receivables	-	-	-	-
1.1. From related parties	-	-	-	-
- guarantees received	-	-	-	-
1.2. From other parties	-	-	-	-
- guarantees received	-	-	-	-
2. Contingent liabilities	80 909	102 424	74 022	74 581
2.1. To related parties	7 802	30 414	2 772	7 191
- guarantees granted	7 802	30 414	2 772	7 191
2.2. To other parties	73 107	72 010	71 250	67 390
- guarantees granted	21 431	72 010	71 250	67 390
- bank guarantees received	51 676	-	-	-
3. Other	2 436	1 647	2 301	36 055
- commitment to purchase Wonlok S.A. company	-	-	2 142	27 031
- commitment arising from the license agreement with Computer Associates Sp. z o.o.	-	-	-	6 376
- future lease payments	1 346	1 647	-	2 358
- others	1 090	566	159	292
Total off-balance sheet items	83 345	104 071	76 323	110 636

CONSOLIDATED PROFIT AND LOSS ACCOUNT (in thousand PLN)	2nd quarter 2004 from 01.04.2004 to 30.06.2004	2 quarters 2004 cumulative from 01.01.2004 to 30.06.2004	2nd quarter 2003 from 01.04.2003 to 30.06.2003	2 quarters 2003 cumulative from 01.01.2003 to 30.06.2003
I. Revenues, including:	348 904	650 501	322 904	693 054
- from related parties	(3 437)	21 019	7 154	33 684
1. Sales of finished products and services	227 544	402 216	220 068	383 365
2. Sales of goods for resale and materials	121 360	248 285	102 835	300 009
II. Cost of sales, including:	219 261	412 034	206 484	473 607
- to related parties	10 305	38 888	3 302	22 070
1. Costs of products and services sold	115 252	200 196	120 151	201 274
2. Costs of goods and materials sold	104 009	211 838	86 333	272 333
III. Gross margin (I-II)	129 643	238 467	116 420	219 447
IV. Selling costs	27 253	45 415	21 687	37 150
V. General and administrative costs	79 486	132 453	54 076	103 840
VI. Net margin (III-IV-V)	22 904	60 599	40 657	78 448
VII. Other operating income	4 332	6 647	8 354	10 841
1. Profit on disposal of non-financial fixed assets	258	349	(12)	95
2. Donations received	107	151	108	130
3. Other operating income	3 967	6 150	8 238	10 716
VIII. Other operating expenses	15 643	20 552	16 779	18 901
1. Loss on disposal of non-financial fixed assets	10	13	404	807
2. Provisions for non-financial fixed assets	3 365	4 420	8 877	8 077
3. Other operating expenses	12 268	16 119	7 418	9 417
IX. Operating profit (VI+VII-VIII)	11 593	46 695	32 212	70 409
X. Financial income	21 173	40 663	43 868	74 365
1. Dividends and equivalents received, including:	-	-	10	19
- from related parties	-	-	-	-
2. Interest, including:	12 712	20 004	7 898	18 428
- from related parties	10 474	15 042	5 198	10 749
3. Profits on disposal of investments	5 797	5 885	200	3 405
4. Revaluation of investments	(7 108)	1 957	37 044	40 328
5. Other	8 772	12 817	(1 805)	3 165
XI. Financial expenses	33 512	55 300	27 630	47 853
1. Interest, including:	7 820	22 202	6 853	20 160
- to related parties	16 822	16 822	-	-
2. Losses on disposal of investments	405	405	(229)	-
3. Revaluation of investments	18 752	23 409	10 700	13 367
4. Other	6 535	9 240	8 308	14 010
XII. Profit (loss) on disposal of investments in related parties	(7 624)	(7 637)	(4 540)	(5 478)
XIII. Profit on ordinary activities before taxes (IX+X-XI+/-XII)	(8 369)	24 365	43 409	91 824
XIV. Extraordinary items (XIV.1. - XIV.2.)	(33)	(33)	-	-
1. Extraordinary profit	-	-	-	-
2. Extraordinary loss	33	33	-	-
XV. Goodwill on consolidation amortisation	8 643	18 770	10 601	20 636
XVI. Badwill on consolidation amortisation	0	0	12	12
XVII. Profit before income tax (XIII+/-XIV-XV+XVI)	(17 045)	5 556	32 818	71 000
XVIII. Income tax	1 343	7 864	16 273	30 089
a) current tax	(1 791)	9 147	1 180	12 225
b) deferred tax	3 134	(1 283)	15 093	17 884
XX. Other obligatory charges	-	-	-	-
XXI. Share of result of associates	(225)	11	(1 050)	(4 120)
XXII. Minority interest	(2 383)	1 033	(2 279)	7 436
XXIII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	(16 230)	(3 330)	17 870	29 353

Net profit (for 12 months)	73 531	X	59 123	X
Weighted average number of ordinary shares	13 780 870	X	13 534 524	X
Basic earnings per ordinary share (in PLN)	5,34	X	4,37	X
Weighted average anticipated number of ordinary shares	-	X	-	X
Diluted earnings per ordinary share (in PLN)	-	X	-	X

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (in thousand PLN)	2nd quarter 2004 from 01.04.2004 to 30.06.2004	2 quarters 2004 cumulative from 01.01.2004 to 30.06.2004	2nd quarter 2003 from 01.04.2003 to 30.06.2003	2 quarters 2003 cumulative from 01.01.2003 to 30.06.2003
I. Opening balance of shareholders' equity	699 943	682 042	551 040	544 018
a) changes in accounting policy	-	-		-
b) corrections of fundamental errors	-	-	-	-5 356
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	699 943	682 042	551 040	539 662
1. Opening balance of share capital	13 825	13 791	13 534	13 534
1.1. Changes in share capital	-	-	-	-
a) increase	-	34	-	-
- share issue	-	-	-	-
- conversion of bonds into share capital	-	34	-	-
b) decrease	-	-	-	-
- redemption of own shares	-	-	-	-
1.2. Closing balance of share capital	13 825	13 825	13 534	13 534
2. Opening balance of unpaid capital	-	-	-	-
2.1. Changes in unpaid capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
2.2. Closing balance of unpaid capital	-	-	-	-
3. Opening balance of own shares held	-	-	-	-
3.1. Changes in own shares held	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
3.2. Closing balance of own shares held	-	-	-	-
4. Opening balance of spare capital	701 619	696 652	555 989	555 989
4.1. Changes in share capital	4 195	9 162	102 611	102 611
a) increase	4 195	9 162	102 611	102 611
- share premium	-	-	-	-
- net profit distribution (statutory)	-	-	-	-
- conversion of bonds into shares (share premium)	-	4 967	-	-
- net profit distribution (over statutory-required minimum value)	4 195	4 195	102 611	102 611
- other	-	-	-	-
b) decrease	-	-	-	-
- loss cover	-	-	-	-
4.2. Closing balance of spare capital	705 814	705 814	658 600	658 600
5. Opening balance of revaluation reserve	-	-	-	-
5.1. Changes in revaluation reserve	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
- disposal of fixed assets	-	-	-	-
5.2. Closing balance of revaluation reserve	-	-	-	-
6. Opening balance of other spare capital	-	-	-	-
6.1. Changes in other spare capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
6.2. Closing balance of other spare capital	-	-	-	-
7. Exchange rate differences on consolidation	-	-	-	-
8. Opening balance of undistributed profit (not covered loss) from previous years	(28 401)	(28 401)	(29 981)	(24 605)
8.1. Opening balance of undistributed profit from previous years	106 214	106 214	-	-
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
8.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	106 214	106 214	-	-
a) increase	-	-	-	-
- profit distribution to spare capital	-	-	-	-
- changes in shareholders equity of related companies	-	-	-	-
b) decrease	-	-	-	-
- profit distribution to spare capital	-	-	-	-
- dividend paid in a subsidiary company for minority shareholders	-	-	-	-
- other	-	-	-	-
8.3. Closing balance of undistributed profit from previous years	106 214	106 214	-	-
8.4. Opening balance of not covered loss from previous years	(134 615)	(134 615)	(29 981)	(24 605)
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-5 356
8.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	(134 615)	(134 615)	(29 981)	(29 961)
a) increase	(5 847)	(5 847)	(104 980)	(104 980)
- transfer of loss to be covered	-	-	-	-
- changes in equity of subsidiaries	-	-	(2 075)	(2 075)
- bonuses paid out of profit in associates and other	(1 652)	(1 652)	(294)	(294)
- profit distribution to spare capital	(4 195)	(4 195)	(102 611)	-102 611
b) decrease	-	-	-	-
- changes in the shareholder's equity of subsidiaries	-	-	-	-
8.6. Closing balance of not covered loss from previous years	(140 462)	(140 462)	(134 941)	(134 941)
8.7. Closing balance of undistributed profit (not covered loss) from previous years	(140 462)	(34 248)	(134 941)	(134 941)
9. Net profit (loss) for the period	(16 230)	(3 330)	17 875	29 353
a) net profit	(16 230)	(3 330)	17 875	29 353
b) net loss	-	-	-	-
c) other net profit (loss) deductions	-	-	-	-
d) changes in accounting policy	-	-	-	-
10. Unregistered share capital increase	9 670	9 670	-	-
II. Closing balance of shareholders' equity	691 931	691 931	566 546	566 546
III. Closing balance of shareholders' equity regarding the proposed profit distribution (loss coverage)	691 931	691 931	566 546	566 546

CONSOLIDATED STATEMENT OF CASH FLOWS (in thousand PLN)	2nd quarter 2004 from 01.04.2004 to 30.06.2004	2 quarters 2004 cumulative from 01.01.2004 to 30.06.2004	2nd quarter 2003 from 01.04.2003 to 30.06.2003	2 quarters 2003 cumulative from 01.01.2003 to 30.06.2003
A. Cash flows from operating activities				
I. Net profit (loss)	(18 230)	(3 330)	17 675	29 353
II. Adjustments to reconcile net profit to net cash generated by operating activities:	83 406	21 173	(30 526)	6 705
1. Minority interest	(2 383)	1 033	(2 279)	7 436
2. Share of result of associates	225	(11)	1 050	4 120
3. Depreciation, including:	20 086	40 873	20 362	40 888
- goodwill and badwill on consolidation amortisation	8 643	16 776	10 406	20 824
4. Foreign exchange gains (losses)	5 367	174	(308)	1 016
5. Interest and dividends received and paid	3 301	10 028	(2 831)	(604)
6. (Gains) losses from investing activities	4 303	3 185	1 180	(857)
7. Change in provisions	10 593	11 008	766	572
8. Change in inventories	(8 174)	(6 803)	20 702	43 256
9. Change in receivables	(40 880)	26 153	(20 704)	186 113
10. Change in short-term liabilities (except for credit facilities and loans)	63 886	(67 544)	(58 651)	(265 182)
11. Change in prepayments and accruals' balance	(10 905)	(22 381)	20 024	14 591
12. Other adjustments	23 821	24 530	(16 847)	(26 578)
III. Cash flows from operating activities (I+/-II)	47 176	17 843	(12 851)	36 148
B. Cash flows from investing activities				
I. Cash inflows from investing activities	33 908	104 055	50 096	118 972
1. Disposal of intangible and tangible fixed assets	298	1 248	1 407	1 898
2. Disposal of investments in land, buildings and intangible fixed assets	72	72	-	-
3. Disposal of financial investments, including those:	33 538	102 735	48 504	117 072
a) in related parties	8 113	66 834	6 422	21 574
- disposal of financial assets	504	54 303	-	7 428
- dividends and equivalents received	0	0	2 840	2 840
- repayment of long-term loans granted	882	1 171	-	-
- repayment of short-term loans granted	0	0	-	-
- interest	6 727	11 270	3 144	10 602
- other cash inflows from financial assets	0	0	338	604
b) in other parties	25 422	35 901	40 172	95 496
- disposal of financial assets	13 528	23 102	38 167	93 180
- dividends and equivalents received	0	0	18	15
- repayment of long-term loans granted	10 127	10 320	-	-
- repayment of short-term loans granted	48	49	408	501
- interest	1 086	2 414	1 122	1 452
- other cash inflows from financial assets	(188)	16	386	386
4. Other cash inflows from investing activities	0	0	4	4
II. Cash outflows from investing activities	(49 319)	(95 216)	(64 945)	(163 343)
1. Purchase of intangible and tangible fixed assets	(25 807)	(36 003)	(7 551)	(15 849)
2. Purchase of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Purchase of financial investments, including those:	(23 517)	(59 018)	(54 878)	(144 053)
a) in related parties	(20 010)	(28 286)	(17 104)	(70 233)
- purchase of financial assets	(19 984)	(27 831)	(16 444)	(69 094)
- long-term loans granted	(26)	(455)	(720)	(1 140)
- short-term loans granted	-	-	-	-
b) in other parties	(3 507)	(30 732)	(37 714)	(74 720)
- purchase of financial assets	(3 004)	(30 054)	(33 243)	(70 837)
- long-term loans granted	(503)	(678)	(3 113)	(3 113)
- short-term loans granted	-	-	(588)	-
- purchase of other financial investments	-	-	(770)	(770)
4. Dividends and equivalents paid to minority shareholders	-	-	(2 518)	(2 518)
5. Other cash outflows from investing activities	(185)	(185)	-	(25)
III. Cash flows from investing activities (I-II)	(15 414)	8 839	(14 850)	(44 371)
C. Cash flows from financing activities				
I. Cash inflows from financing activities	78 605	112 689	88 768	255 926
1. Share issue	-	-	-	-
2. Credit facilities and loans received	68 128	102 201	3 768	5 425
3. Debt securities issue	10 449	10 449	85 000	250 500
4. Other cash inflows from financing activities	30	38	-	1
II. Cash outflows from financing activities	(103 657)	(107 705)	(46 767)	(260 514)
1. Purchase of own shares	-	-	-	-
2. Dividends and equivalents paid to shareholders	-	-	-	-
3. Other expenses related to profit distribution	(899)	(899)	-	-
4. Repayment of credit facilities and loans received	(80 200)	(99 945)	62 184	(47 020)
5. Redemption of debt securities issued	(5 883)	(34 770)	(85 000)	(180 000)
6. Payments of other financial liabilities	-	-	-	-
7. Payments of finance lease liabilities	(1 214)	(2 517)	(83)	(210)
8. Interest paid	(11 560)	(25 600)	(2 982)	(12 322)
9. Other cash outflows from financing activities	(3 022)	(3 877)	(10 878)	(20 854)
III. Cash flows from financing activities (I-II)	(25 052)	(56 019)	43 001	(4 588)
D. Net increase (decrease) in cash and cash equivalents (A+/-B+/-C)	6 712	(28 337)	15 500	(12 611)
E. Balance sheet change in cash position	6 712	(28 337)	15 500	(12 611)
- change in cash position due to exchange rate differences	(3)	68	2	2
F. Cash at the beginning of the financial year	42 500	77 549	94 491	122 602
G. Cash at the end of the financial year (F+/- D), including:	49 212	49 212	109 991	109 991
- restricted cash and cash equivalents	3 038	3 038	35 224	35 224

BALANCE SHEET (in thousand PLN)	as at 30.06.2004	as at 31.03.2004	as at 30.06.2003	as at 31.03.2003
Assets				
I. Fixed assets	978 203	948 145	917 957	899 488
1. Intangible fixed assets, including:	23 054	24 700	12 280	8 883
- goodwill	285	18	52	84
2. Tangible fixed assets	241 007	227 613	87 403	93 815
3. Long-term receivables	2 705	2 818	2 780	3 889
3.1. From related parties	1 502	1 002	1 602	1 002
3.2. From other parties	1 193	1 216	1 187	2 287
4. Long-term investments	689 365	676 295	813 148	777 736
4.1. Land and buildings	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long-term financial investments	689 118	676 048	812 900	777 487
a) in related parties, including:	613 095	588 707	723 688	688 707
- investments in associated undertakings accounted for by the equity method of accounting	-	-	-	-
b) in other parties	76 021	87 330	80 212	90 800
4.4. Other long-term investments	249	248	249	249
5. Deferred tax and long-term deferred costs	21 122	16 670	2 271	18 165
5.1. Deferred tax	9 733	14 390	-	12 190
5.2. Deferred costs	11 380	2 280	2 271	3 987
II. Current assets	373 480	434 478	389 641	323 174
1. Inventories	7 313	8 072	5 506	33 650
2. Receivables	316 409	299 101	291 007	212 119
2.1. From related parties	43 628	31 840	20 062	52 035
2.2. From other parties	272 881	267 535	261 926	159 184
3. Short-term investments	33 808	113 147	81 402	71 041
3.1. Short-term financial investments	33 888	113 147	81 402	71 441
a) in related parties	204	58 458	18 807	16 049
b) in other parties	22 258	46 826	46 858	39 830
c) cash and cash equivalents	11 426	8 802	15 737	16 902
3.2. Other short-term investments	-	-	-	-
4. Short-term deferred costs	15 700	13 173	10 757	5 484
Total assets	1 351 683	1 382 056	1 307 598	1 223 062

Shareholders' equity and liabilities	as at 30.06.2004	as at 31.03.2004	as at 30.06.2003	as at 31.03.2003
I. Shareholders' equity	750 319	739 341	732 819	690 321
1. Share capital	13 025	13 025	13 534	13 534
2. Unpaid capital	-	-	-	-
3. Own shares held (negative value)	-	-	-	-
4. Spare capital	705 814	701 610	658 800	555 080
5. Revaluation reserve	-	-	-	-
6. Other spare capital	-	-	-	-
7. Undistributed profit (not covered loss) from previous years	-	4 185	-	102 611
8. Net profit (loss)	20 810	19 702	60 885	16 187
9. Net profit deductions (negative value)	-	-	-	-
10. Bonds converted into share capital - not yet registered	9 870	-	-	-
II. Liabilities and provisions	601 364	643 317	574 779	533 341
1. Deferred income tax and provisions	22 677	18 618	17 217	14 605
1.1. Deferred income tax	-	-	3 026	-
1.2. Provisions for retirement benefits and equivalent	800	800	800	800
a) long-term provisions	800	800	800	800
b) short-term provisions	-	-	-	-
1.3. Other provisions	21 077	17 816	13 392	14 005
a) long-term provisions	-	-	-	-
b) short-term provisions	21 877	17 816	13 392	14 005
2. Long-term liabilities	271 271	300 656	252 625	226 400
2.1. To related parties	116 341	119 783	-	-
2.2. To other parties	154 930	180 883	252 625	226 400
3. Short-term liabilities	301 863	305 802	284 705	279 241
3.1. To related parties	8 153	12 290	4 533	8 055
3.2. To other parties	291 412	291 278	278 850	270 071
3.3. Special funds	2 280	2 034	1 313	1 115
4. Badwill and accruals	5 583	12 443	20 232	12 895
4.1. Badwill	-	-	-	-
4.2. Accruals	5 583	12 443	20 232	12 895
a) long-term	-	-	-	-
b) short-term	5 503	12 443	20 232	12 895
Total liabilities and shareholders' equity	1 351 683	1 382 658	1 307 598	1 223 662

Book value	750 319	739 341	732 819	690 321
Number of shares	13 890 830	13 824 701	13 534 524	13 534 524
Book value per share (in PLN)	54,02	53,40	54,14	51,00
Anticipated number of shares	-	-	-	-
Diluted book value per share (in PLN)	-	-	-	-

OFF-BALANCE SHEET ITEMS (in thousand PLN)	as at 30.06.2004	as at 31.03.2004	as at 30.06.2003	as at 31.03.2003
1. Contingent receivables	-	-	-	-
1.1. From related parties	-	-	-	-
- guarantees received	-	-	-	-
1.2. From other parties	-	-	-	-
- guarantees received	-	-	-	-
2. Contingent liabilities	58 628	64 398	62 718	59 958
2.1. To related parties	8 458	32 198	15 613	15 706
- guarantees granted	8 450	32 198	15 613	15 706
2.2. To other parties	50 170	32 198	47 105	44 252
- guarantees granted	6 479	32 198	47 105	44 252
- bank guarantees received	43 691	-	-	-
3. Other	-	-	-	-
Total off-balance sheet items	58 629	64 398	62 718	59 958

PROFIT AND LOSS ACCOUNT (in thousand PLN)	2nd quarter 2004 from 01.04.2004 to 30.06.2004	2 quarters 2004 cumulative from 01.01.2004 to 30.06.2004	2nd quarter 2003 from 01.04.2003 to 30.06.2003	2 quarters 2003 cumulative from 01.01.2003 to 30.06.2003
I. Revenues, including:	183 689	385 665	220 061	436 083
- from related parties	18 035	58 147	6 512	33 258
1. Sales of finished products and services	139 178	281 601	162 582	271 852
2. Sales of goods for resale and materials	44 510	103 874	57 479	174 231
II. Cost of sales, including:	107 083	208 701	125 007	270 180
- to related parties	15 310	50 478	3 881	24 115
1. Costs of products and services sold	66 195	117 160	79 820	130 768
2. Costs of goods and materials sold	41 888	91 541	45 179	140 412
III. Gross margin (I-II)	75 806	186 964	95 054	166 903
IV. Selling costs	13 095	24 868	16 178	23 584
V. General and administrative costs	44 255	70 418	38 021	73 200
VI. Net margin (III-IV-V)	18 456	62 679	40 903	60 105
VII. Other operating income	1 075	1 632	4 104	4 689
1. Profit on disposal of non-financial fixed assets	17	33	-	-
2. Donations received	-	-	-	-
3. Other operating income	1 058	1 599	4 104	4 689
VIII. Other operating expenses	12 275	15 420	10 367	11 720
1. Loss on disposal of non-financial fixed assets	-	-	305	307
2. Provisions for non-financial fixed assets	2 643	3 480	4 223	4 223
3. Other operating expenses	9 632	11 938	5 839	7 190
IX. Operating profit (VI+VII-VIII)	7 256	38 786	34 682	53 074
X. Financial income	21 045	36 964	44 629	68 513
1. Dividends and equivalents received, including:	-	-	6 331	6 331
- from related parties	-	-	6 312	6 312
2. Interest, including:	11 902	18 625	9 274	21 504
- from related parties	10 612	16 748	8 191	16 880
3. Profits on disposal of investments	6 807	6 807	(187)	-
4. Revaluation of investments	(1 903)	1 665	28 305	40 308
5. Other	5 709	7 007	306	372
XI. Financial expenses	25 074	48 201	20 766	39 371
1. Interest, including:	7 108	20 876	9 476	19 675
- to related parties	-	5 887	17	07
2. Losses on disposal of investments	-	-	-	-
3. Revaluation of investments	16 717	23 409	8 705	12 442
4. Other	(231)	1 996	2 532	7 354
XII. Profit on ordinary activities before taxes (IX+X-XI)	3 227	27 548	57 955	82 216
XIII. Extraordinary items (XIII.1. - XIII.2.)	-	-	-	-
1. Extraordinary profit	-	-	-	-
2. Extraordinary loss	-	-	-	-
XIV. Profit before income tax (XII+/-XIII)	3 227	27 548	57 955	82 216
XV. Income tax	2 119	6 738	15 457	21 531
a) current tax	(2 548)	7 751	235	4 867
b) deferred tax	4 667	(1 013)	15 222	16 664
XVI. Other obligatory charges	-	-	-	-
XVII. Share of result of associates accounted for by the equity method of accounting	-	-	-	-
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	1 108	20 810	42 498	60 685

Net profit (for 12 months)	-35 880		105 158	
Weighted average number of ordinary shares	13 780 870		13 534 524	
Basic earnings per ordinary share (in PLN)	-2,56		7,77	
Weighted average anticipated number of ordinary shares	-		-	
Diluted earnings per ordinary share (in PLN)	-		-	

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (in thousand PLN)	2nd quarter 2004 from 01.04.2004 to 30.06.2004	2 quarters 2004 cumulative from 01.01.2004 to 30.06.2004	2nd quarter 2003 from 01.04.2003 to 30.06.2003	2 quarters 2003 cumulative from 01.01.2003 to 30.06.2003
I. Opening balance of shareholders' equity	739 341	714 636	690 321	672 134
a) changes in accounting policy	-	-	-	0
b) corrections of fundamental errors	-	-	-	0
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	739 341	714 636	690 321	672 134
1. Opening balance of share capital	13 025	13 791	13 534	13 534
1.1. Changes in share capital	-	34	-	-
a) increase	-	34	-	-
- share issue	-	34	0	0
b) decrease	-	-	-	-
- redemption of own shares	-	-	-	-
1.2. Closing balance of share capital	13 026	13 826	13 534	13 534
2. Opening balance of unpaid capital	-	-	-	-
2.1. Changes in unpaid capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
2.2. Closing balance of unpaid capital	-	-	-	-
3. Opening balance of own shares held	-	-	-	-
3.1. Changes in own shares held	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
3.2. Closing balance of own shares held	-	-	-	-
4. Opening balance of spare capital	701 619	696 652	555 869	555 989
4.1. Changes in spare capital	4 195	9 162	102 611	102 611
a) increase	4 195	9 162	102 611	102 611
- share premium	-	-	-	-
- net profit distribution (statutory)	-	-	-	-
- net profit distribution (over statutory-required minimum value)	4 195	4 195	100 711	100 711
- other	-	-	1 900	1 900
- conversion of bonds into shares (share premium)	-	4 967	-	-
b) decrease	-	-	-	-
- loss cover	-	-	-	-
4.2. Closing balance of spare capital	705 814	705 814	658 600	658 600
5. Opening balance of revaluation reserve	-	-	-	-
5.1. Changes in revaluation reserve	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
- disposal of fixed assets	-	-	-	-
5.2. Closing balance of revaluation reserve	-	-	-	-
6. Opening balance of other spare capital	-	-	-	-
6.1. Changes in other spare capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
6.2. Closing balance of other spare capital	-	-	-	-
7. Opening balance of undistributed profit (not covered loss) from previous years	4 195	4 195	102 611	102 611
7.1. Opening balance of undistributed profit from previous years	4 195	4 195	102 611	102 611
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	4 195	4 195	102 611	102 611
a) increase	-	-	-	-
- profit distribution to spare capital	-	-	-	-
b) decrease	4 195	4 195	102 611	102 611
- profit distribution to spare capital	4 195	4 195	102 611	102 611
7.3. Closing balance of undistributed profit from previous years	-	-	-	-
7.4. Opening balance of not covered loss from previous years	-	-	-	-
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	-	-	-	-
a) increase	-	-	-	-
- transfer of loss to be covered	-	-	-	-
b) decrease	-	-	-	-
7.6. Closing balance of not covered loss from previous years	-	-	-	-
7.7. Closing balance of undistributed profit (not covered loss) from previous years	-	-	-	-
8. Net profit (loss) for the period	1 106	20 810	42 498	60 685
a) net profit	1 106	20 810	42 498	60 685
b) net loss	-	-	-	-
c) other net profit (loss) deductions	-	-	-	-
d) changes in accounting policy	-	-	-	-
e) corrections of fundamental errors	-	-	-	-
9. Unregistered share capital increase	9 870	9 870	-	-
II. Closing balance of shareholders' equity	750 319	750 319	732 019	732 819
III. Closing balance of shareholders' equity regarding the proposed profit distribution (loss coverage)	750 319	750 319	732 819	732 819

STATEMENT OF CASH FLOWS (in thousand PLN)	2nd quarter 2004 from 01.04.2004 to 30.06.2004	2 quarters 2004 cumulative from 01.01.2004 to 30.06.2004	2nd quarter 2003 from 01.04.2003 to 30.06.2003	2 quarters 2003 cumulative from 01.01.2003 to 30.06.2003
A. Cash flows from operating activities				
I. Net profit (loss)	1 108	20 010	42 408	60 685
II. Adjustments to reconcile net profit to net cash generated by operating activities:	15 724	(3 584)	(79 635)	(57 973)
1. Share of result of associates accounted for by the equity method of accounting	-	-	-	-
2. Depreciation	5 070	11 186	5 105	10 507
3. Foreign exchange gains (losses)	1 070	1 926	(500)	3 016
4. Interest and dividends received and paid	3 846	9 830	(10 637)	(11 731)
5. (Gains) losses from investing activities	(3 302)	(3 350)	3 888	3 696
6. Change in provisions	4 061	1 061	2 412	1 872
7. Change in inventories	1 858	2 284	28 055	38 324
8. Change in receivables	(17 319)	(1 220)	(70 669)	33 474
9. Change in short-term liabilities (except for credit facilities and loans)	10 017	(34 606)	(28 532)	(133 105)
10. Change in prepayments and accruals' balance	(13 942)	(15 408)	15 839	20 581
11. Other adjustments	22 855	24 783	(18 407)	(25 611)
III. Cash flows from operating activities (I+/-II)	16 832	17 248	(37 157)	2 712
B. Cash flows from investing activities				
I. Cash inflows from investing activities	25 780	86 434	15 662	84 166
1. Disposal of intangible and tangible fixed assets	147	182	1 350	1 352
2. Disposal of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Disposal of financial investments, including those:	25 633	88 252	14 312	82 814
a) in related parties	5 678	63 949	6 002	23 118
- disposal of financial assets	-	36 128	(5 569)	6 202
- dividends and equivalents received	-	-	6 312	6 312
- repayment of long-term loans granted	125	125	-	-
- interest	5 553	27 696	5 165	10 602
- repayment of short-term loans granted	-	-	-	-
- other cash inflows from financial assets	-	-	-	-
b) in other parties	19 955	24 303	8 350	58 696
- disposal of financial assets	11 830	11 830	8 421	59 178
- dividends and equivalents received	-	-	10	18
- repayment of long-term loans granted	8 020	10 320	(600)	-
- interest	2 104	2 104	-	-
- repayment of short-term loans granted	1	46	498	501
- other cash inflows from financial assets	-	-	-	-
4. Other cash inflows from investing activities	-	-	-	-
II. Cash outflows from investing activities	(25 264)	(46 029)	(28 572)	(88 726)
1. Purchase of intangible and tangible fixed assets	(20 090)	(27 332)	(3 776)	(6 164)
2. Purchase of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Purchase of financial investments, including those:	(4 990)	(18 697)	(24 027)	(81 707)
a) in related parties	(1 937)	(10 451)	(13 413)	(71 153)
- purchase of financial assets	(1 873)	(10 236)	(12 794)	(70 105)
- long-term loans granted	-	(215)	(610)	(1 048)
- short-term loans granted	-	-	-	-
- purchase of other financial assets	(64)	-	-	-
b) in other parties	(3 053)	(8 240)	(10 614)	(10 614)
- purchase of financial assets	(2 405)	(7 368)	(7 501)	(7 501)
- long-term loans granted	(648)	(878)	(3 113)	(3 113)
- short-term loans granted	-	-	-	-
4. Other cash outflows from investing activities	(104)	-	(770)	(795)
III. Cash flows from investing activities (I-II)	516	42 405	(12 910)	(4 560)
C. Cash flows from financing activities				
I. Cash inflows from financing activities	9 127	7 580	60 002	253 500
1. Share issue	-	-	-	-
2. Credit facilities and loans received	9 127	7 580	60 002	-
3. Debt securities issue	-	-	-	253 500
4. Other cash inflows from financing activities	-	-	-	-
II. Cash outflows from financing activities	(21 811)	(65 556)	(17 160)	(257 771)
1. Purchase of own shares	-	-	-	-
2. Dividends and equivalents paid to shareholders	-	-	-	-
3. Other expenses related to profit distribution	-	-	-	-
4. Repayment of credit facilities and loans received	-	-	-	(41 410)
5. Redemption of debt securities issued	(5 983)	(34 770)	-	(189 000)
6. Payments of other financial liabilities	-	-	-	-
7. Payments of finance lease liabilities	(1 100)	(2 274)	-	-
8. Interest paid	(11 047)	(24 690)	(2 902)	(12 094)
9. Other cash outflows from financing activities	(3 601)	(3 822)	(14 178)	(15 268)
III. Cash flows from financing activities (I-II)	(12 784)	(57 976)	42 842	(4 271)
D. Net increase (decrease) in cash and cash equivalents (A+/-B+/-C)	4 564	1 675	(1 226)	(6 119)
E. Balance sheet change in cash position	4 564	1 675	(1 226)	(6 119)
- change in cash position due to exchange rate differences	-	-	2	2
F. Cash at the beginning of the financial year	6 862	9 751	16 962	21 856
G. Cash at the end of the financial year (F+/- D), including:	11 426	11 426	15 737	15 737
- restricted cash and cash equivalents	3 080	3 080	4 488	4 488

August 12, 2004

Dariusz Górka - Vice President of the Board

Beata Stelmach - Member of the Board

PROKOM SOFTWARE SA CAPITAL GROUP

Comments to the Quarterly consolidated financial statements of
Prokom Software SA Capital Group
for the 2nd Quarter 2004 (SA-QSr 2/2004)

I. Significant achievements of the Capital Group in the 2nd quarter 2004 and after the balance sheet date.

Operating activity

Prokom Software SA

In the 2nd quarter of 2004 the Company: (1) executed the contracts signed in the prior periods; (2) prepared for implementation of new projects that were already won; (3) conducted works connected to securing new contracts.

The Company focus was on all sectors of the economy and customers representing various areas of business. Prokom Software SA sales revenue by sector (excluding sales between Prokom Software SA and the Companies from the Group) were:

Sectors	*2Q2004 cumulative [PLN '000]*	*2Q2004 cumulative [%]*	*2003 [PLN '000]*	*2003 [%]*
Industry	32,065	9.74	75,279	8.79
Chemical	8,524	2.59	25,026	2.92
Energy	10,223	3.11	22,190	2.59
Construction	5,095	1.55	19,108	2.23
Steel	7,396	2.25	6,374	0.74
Other	827	0.24	2,581	0.31
Services	**120,325**	**36.57**	**326,458**	**38.13**
IT&Telecommunication	117,176	35.61	314,698	36.76
Media	1,001	0.30	3,659	0.43
Other	2,148	0.66	8,101	0.94
Finance	**68,639**	**20.86**	**175,203**	**20.47**
Insurance	62,496	18.99	162,744	19.01
Banks and Brokerage Houses	6,142	1.87	11,923	1.39
Other	1	0.00	536	0.07
Public Institutions	**108,031**	**32.83**	**279,140**	**32.61**
Total (PLN million)	**329,060**	**100,00**	**856,080**	**100.00**

After winning the tender and concluding the Frame Agreement for Implementation of an Integrated IT System (ZSI) at PZU SA, the Company started negotiations of specific stages of system implementation. In this process both parties will define a detailed scope of works as well as its value. They will also sign the agreements for the defined work. Prokom will be responsible for implementation and customisation of CSC software solution as well as implementation and integration of the presently functioning at PZU third-party systems and software applications. First agreements should be concluded in the third quarter of 2004. In

the second quarter Prokom started the analytical part of the project, during which it should define PZU's organizational requirements and technical parameters of the systems at PZU SA Group.

Second quarter was also the time of an intensive analytical and preparation works at another key customer of Prokom – Polish Post. Last year the Company completed the WAN project connecting more than 2000 of Polish Post branches – key project for the Polish Post's IT strategy. The project included: implementation of an anti-virus system (15,000 workstations), system for workstations remote control (13,000 workstations), system for software remote distribution (4,000 workstations), further development of the electronic mail system (additional 5,300 users). In the next stage of this project, which is currently under negotiation, Prokom will provide Polish Post with a secure, operationally efficient and optimal from the cost point of view, software platform that will enable its remaining units across Poland to communicate effectively.

Further computerization of the Polish Post assumes implementation of ERP system, finance and accounting system, and other systems for software and IT infrastructure maintenance.

Moreover, the Company negotiates a several contracts with its other key clients, amounting to more than PLN 300mln. The majority of these contracts may be concluded in the 2nd half of 2004.

Softbank SA

- On April 14th 2004 – Softbank SA and Polska Wytwórnia Papierów Wartościowych SA (PWPW) entered into an agreement for the delivery of hardware and software, provision of training and maintenance services and installation of IT networks. The value of the agreement, VAT exclusive, is PLN 27.7m, and the term for its performance expires upon the lapse of 20 weeks as of its effective date. The agreement is subject to the following conditions precedent: 1) the Ministry of Internal Affairs and Administration and the Ministry of Infrastructure enter into a cooperation agreement for the development and operation of telecommunications and IT systems; 2) the Supervisory Board and the Genaral Shareholders Meeting of PWPW agree to the Implementation of the system and purchase of the infrastructure and services related to the implementation of the Central System for Personalisation of Vehicle Registration Cards, and to establishing a performance bond in the form of a bank guarantee; 3) PWPW and the Ministry of Infrastructure execute an annex to the agreement on the production of centrally personalised vehicle registration cards. Should the conditions precedent not be fulfilled by April 30th 2004, the parties may terminate the agreement (under an annex of April 30th 2004 and May 14th 2004, this deadline was extended to May 31st 2004). The agreement provides for contractual penalties, whose value in relation to any agreed item which has not been executed in due time may not exceed 25% of the fees for a given item.

(communiqué of Softbank SA – dated on April 14th 2004)

- On April 22nd 2004 Softbank SA executed an annex to the subcontracting agreement of January 6th 2004 with Softbank Serwis Sp. z o. o., a wholly-owned subsidiary of Softbank SA. Under the annex, the agreement was amended so that the sub-contractor would receive consideration for all work performed in the final amount of PLN 15.2 million (VAT exclusive), which represents an increase of PLN 6,3 million in relation to the originally agreed consideration. The annex was executed in connection with the transfer of some of the tasks previously planned to be executed by Softbank SA to the subcontractor, which is designed to optimise the management of Softbank SA's resources.

(communiqué of Softbank SA – dated on April 23rd 2004)

- On May 17th 2004 Softbank SA was informed of the fulfilment of all the conditions precedent of the agreement of April 14th 2004 with Polska Wytwórnia Papierów Wartościowych SA (PWPW) for the

delivery of computer hardware and software, provision of training services, installation of computer networks and provision of maintenance services. The agreement is valued at PLN 27.7m (VAT exclusive) and is to be performed within 20 weeks as of its effective date, i.e. May 14th 2004.

(communiqué of Softbank SA – dated on May 17th 2004)

- On June 28th 2004 Softbank SA and PKO BP SA executed an annex to the agreement of October 27th 2003. The annex, valued at EUR 852,800 (approx. PLN 3.8m, VAT exclusive), extends the initial scope of the agreement to include sale of a software license together with the implementation and maintenance services. The provisions of the annex are to be performed within four weeks.

(communiqué of Softbank SA – dated on June 30th 2004)

- **Optix Polska Sp. z o.o.**
  - executed the first stage of the contract for Central Backup System at TP SA. The delivery of EMC matrixes for TP SA was postponed untill the 3rd quarter 2004.
  - provided the maintenance services for PTK Centertel Sp. z o.o.
  - provided the matrixes for PTK Centertel Sp. z o.o.
- **Incenti SA**
  - finished the project for provision and implementation of e-learning training for CRM at TP SA.
  - concluded the contract for Data Center at Górnośląska Spółka Gazownicza.
  - concluded the outsourcing agreement with Hortex SA
  - extended the scope of agreement with HDI Samopomoc for WAN management services.
  - concluded the contract for implementation of e-learning solution at Telewizja Polska.
- **Koma SA**
  - executed the contracts for delivery of hardware for MGI Metro, Ministry of Finance and PZU.
  - executed the PHARE contract with GUS.
  - executed the long-term outsourcing contracts at ING BSK, Ministry of Finance and Netia SA.
  - sold the in-house network solution to ING BSK SA and Millennium Bank SA.
- **Combidata Poland Sp. z o.o.**
  - executed the contract for training in the field of Comprehensive Katastral System in Poland.
  - developed the Oracle training base.
  - continued the trainings for ZUS staff.

Financing activities

In the 2nd Quarter 2004, as in the previous periods, Prokom Software Capital Group financed its operations with cash generated from operations and used external sources of financing.

The external financial sources of the Parent Company included:

- short-term ordinary bearer bonds program of the maximum nominal value of PLN 200 million, offered by BRE Bank SA (as at August 12th 2004 PLN 76.6 million was used).
- revolving credit line with BRE Bank SA (the maximum value of PLN 15 million – as at August 12th 2004, PLN 1 million was used).
- revolving credit line with Raiffeisen Bank Polska SA (the maximum value of PLN 90 million – as at August 12th 2004, PLN 34.9 million was used).
- revolving credit line with BPH PBK SA (the maximum value of PLN 200 million – as at August 12th 2004, PLN 22.7 million was used).
- investment loan with BPH PBK SA (the value of PLN 100 million – as at August 12th 2004, PLN 55.9 million was used).

- convertible bonds - as at August 12th 2004 the nominal value of issued bonds was equal to PLN 146.8 million.
- investment loans with J&T Banka, a.s. and Keene & Sons Ltd (the total value of CZK 281.8 million being the equivalent of PLN 40.2 million – as at August 12th 2004 was fully repaid).

The Group invested spare cash in commercial papers and bank deposits. The Group used its own resources, external debt and cash collected from its accounts receivables to pay for its obligations that resulted from the normal course of business. According to the Management Board proposal, on June 30th the ASM appropriated the 2003 net profit (PLN 30m) in full for the spare capital.

As at June 30th 2004 the Parent Company's liabilities amounted to PLN 499.0 million, in particular: bank loans and credits (PLN 154.9 million), convertible bonds (PLN 167.9 million), short-term commercial bonds (PLN 54.4 million), obligations resulting from the financial lease of Prokom Software SA's new headquarters (PLN 120.5 million) and others (PLN 1.3 million).

In the opinion of the Management Board, the Prokom Software SA's liabilities should remain at the same or lower level. The Company may increase the use of its existing credit capacity in case of new capital investment requirements.

Investing activities

- On April 7th 2004 Softbank SA and Rodan Investments Sp. z o.o. of Warsaw, signed an agreement for the sale of Softbank SA's block of shares in Centrum Informatyki ZETO-RODAN Sp. z o.o. of Warsaw, a subsidiary of the Company. The shares were sold for PLN 650,000 (six hundred and fifty thousand złoty).

(communiqué of Softbank SA – dated on April 7th 2004)

- On April 29th 2004 Softbank SA and Mr. Mariusz Gąsowski signed the agreement for the purchase of 3,000 nominative shares of Sawan Grupa Softbank SA at the nominal value of PLN 11 each, entitling to 12.05% votes at the General Meeting. The purchase price amounted to PLN 1.3 million.

(included in Softbank SA quarterly report for the 2Q2004 – dated on August 10th 2004)

- On May 18th 2004 the District Court in Katowice registered the increase in the share capital of PUP Spin Sp. z o.o. (subsidiary company). As the result the share capital of PUP Spin Sp. z o.o. increased by PLN 510,000 up to PLN 577,500, and split into 1,155 shares of nominal value of PLN 500.00 each, giving rights to 1,155 votes at the General Meeting. As the result of that increase the stake of Prokom Software SA in the share capital and votes increased to 59.74%.

(communiqué of Prokom Software SA - RB/28/2004 dated on May 27th 2004)

- On May 21st 2004 the District Court in Gdańsk registered an increase in the share capital of Prokom Internet SA (subsidiary company) for the amount of PLN 111.5m. After registration the share capital of Prokom Internet SA amounts to PLN 122,050,140 and is split into 30,512,535 shares of nominal value of PLN 4.00 each, giving rights to 68,919,807 votes at the General Meeting. As the result of that increase the stake of Prokom Software SA in Prokom Internet SA increased in the share capital and votes to 99.57% and 99.04% respectively.

  The liabilities resulting from the acquisition of shares was, on the basis of compensation agreement, settled with the Company's receivables from Prokom Internet SA in the amount of PLN 111.5 million. In this way the asset item in the form of notes of Prokom Internet S.A. was replaced by another asset item in the form of shares of Prokom Internet SA.

(communiqué of Prokom Software SA - RB/26/2004 dated on May 25th 2004)

- On May 27th 2004 Prokom Software SA and Prokom Internet SA (subsidiary company throughout 99.04% votes at the General Meeting) sold all shares in ce-market.com SA. All 1,470,000 shares were purchased by Impexmetal SA seated in Warsaw for the unit price PLN 0.01 per share. The shares sold constitute in total 49.00% of ce-martket.com SA's equity, which defines them as being substantial value assets. The decision of sale of mentioned above shares results from the strategy of Prokom Software SA, which assumes de-investment of all Internet assets not related directly with the software activity of the Group. The valuation of sold shares was based on company's financial condition analysis and prediction of costs indispensable for further operations.

(communiqué of Prokom Software SA - RB/27/2004 dated on May 27th 2004)

- On June 7th 2004 PUP Spin Sp. z o.o. (Prokom Software SA's subsidiary) and Telmax SA settled and signed the Merger Plan, which finishes the sequential stage of merger of both companies. Telmax SA will take over PUP Spin Sp. z o.o., basing on the art. 492.1.1 of the Commercial Code, i.e. throughout the transfer of PUP Spin Sp. z o.o.'s assets to Telmax S.A. In return for shares held, the shareholders of PUP Spin Sp. z o.o.'s will be given 4,320,921 new issued shares of Telmax S.A. In result the merged Company will be well positioned on the Polish IT market, and listed on the Warsaw Stock Exchange. The merger process is to be completed until October 2004.

(communiqué of Prokom Software SA - RB/29/2004 dated on June 9th 2004)

- On June 14th 2004 the Court registered an increase of the share capital at Agencja Wydawnicza i Marketingowa Mediabank SA, a subsidiary undertaking of the Company. Currently, the share capital of AWiM Mediabank SA amounts to PLN 10,015,000. The Company holds 100,150 shares, representing 100% of the share capital of AWiM Mediabank SA and conferring the rights to 200,300 votes at the General Shareholders Meeting, that is 100% of the total vote.

(communiqué of Softbank SA – dated on June 29th 2004)

- PVT Prokom a.s. (100% subsidiary), seated in Prague (CZ), has completed the acquisition of the core IT business of PVT a.s., the largest local Czech systems integrator, followed by:
  1. Prokom Software SA sold to MEI Beheer B.V. and J&T Private Equity B.V. shares constituting 25% stake in PVT a.s. for the amount of CZK 404m (approx. PLN 60m). The company used the cash received for repayment of the investment loan from J&T Banka a.s. drawn for the purchase of shares of PVT a.s. in the amount of CZK 243m (approx. PLN 36m) and the loan from Keene & Sons Limited in the amount of CZK 41m (approx. PLN 6m).
  2. PVT Prokom a.s. completed the acquisition of the core IT business of PVT a.s. for 404m CZK. This purchase price was financed partly by CZK 285m acquisition loan from HVB Bank Czech Republic to PVT Prokom a.s. (without recourse to Prokom Software SA) and by CZK 120m subordinated loan from Prokom Software SA to PVT Prokom a.s., which would be partially converted into the equity of PVT Prokom a.s.

  Since May 1st PVT Prokom a.s. operates as the IT company, continuing the projects of PVT a.s. PVT Prokom a.s. will be consolidated by Prokom Software SA for the first time in the consolidated financial statements for the 2nd quarter of 2004.

(communiqué of Prokom Software SA - RB/37/2004 dated on July 23rd 2004)

II. Significant events influencing financial results

The cumulative revenues of the Capital Group of Prokom Software after two quarters of 2004 amounted to PLN 650.5 million. Operating profit amounted to PLN 46.7 million, Profit before Income Tax PLN 5.6 million and Net Loss PLN (3.3) million.

PROKOM SOFTWARE SA CAPITAL GROUP

After the 2 quarters of 2004 the sale of the Parent Company amounted to PLN 365.7m, while the sale of other companies from the Group amounted to PLN 330.0m.

Company Capital stake/votes	*Business activity*	*Net sales revenue [PLN thousand]*		*Net profit/loss [PLN thousand]*	
		2Q2004	*2003*	*2Q2004*	*2003*
Prokom Software SA Parent Company www.prokom.pl	Consulting activities in computer software, supplying computer software	365,665	873,741	20,810	4,195
Softbank SA Capital Group 25.0/25.0 www.softbank.pl	Consulting activities in computer hardware and software, supplying computer hardware and software	162,545	344,678	(1,911)	2,208
Prokom Internet SA Capital Group 95.0/95.0 www.prokom.pl	Supervision and management of the companies in the Group of Prokom Internet S.A., investing activities, business analysis and investing consultancy in utilization of new technologies in business activities	5,353	18,910	(1,073)	(2,539)
Koma SA 75.0/75.0 www.koma.com.pl	Hardware trading, hardware maintenance services, implementation of internally developed software (Koma HR)	59,626	61,499	1,419	4,018
ZETO Sp. z o.o. 100/100	Data processing services, space leasing	479	1,543	(87)	138
Combidata Poland Sp. z o.o. 83.8/83.8 www.combidata.pl	Organization, preparation and conducting traditional and electronic trainings, manufacturing of training software, managing non-public IT school	6,949	19,233	408	3,157
OptiX Polska Sp. z o.o. 60.0/66.8 www.optix.pl	Design, preparation and implementation of complex information and document management systems and document storage systems	21,298	67,518	(749)	2,000
PUP Spin Sp. z o.o. 51.1/51.1 www.spinet.com.pl	Trading and IT services, design of electronic equipment and systems, in particular in telecommunication, health and energy sector	47,034	102,206	6,556	25,485
Postdata SA 49.0/49.0 www.postdata.pl	IT services mainly for the Polish Post	40,066	61,517	1,968	1,884
Incenti SA 49.0/49.0 www.incenti.pl	IT outsourcing services (Data Center)	8,126	27,131	(1,902)	(5,351)
PVT Prokom a.s. 100/100 www.pvt.cz	IT systems design and implementation, LAN and WAN development, e-business and outsourcing.	25,722	-	(1,205)	-

Financial data presented above does not include the consolidation adjustments

Percentages in share capital of entities subordinate indirectly, shown in the table above (as at June 30th), are calculated as the result of multiplying percentage of the Parent Company in the share capital of the lower level parent company (significant investor) by percentage of the lower level parent company (significant investor) in the share capital of its subordinate entities.

PROKOM SOFTWARE SA CAPITAL GROUP

Main factors Influencing the Net Result of the Group were:

- Operating Profits of PLN 46.7m generated by the Group
- Revaluation of financial assets – PLN 23.4m
- Goodwill on consolidation and elimination of minority shares – PLN 19.8m
- Purchase of 124 shares by PUP Spin Sp. z o.o. from minority shareholders together with prior share capital increase amounting to PLN 8.2m.

Revenues

After two quarters of 2004, sales of products and services (PLN 402.2 million) represented 61.8% of total revenues, while the remaining 38.2% was generated by sales of goods and materials (PLN 248.3 million). The majority of the Group's revenues PLN was generated by Prokom Software SA (56.2%) and Softbank SA Capital Group (25,0%).

Costs

After two quarters of 2004 the costs of products, services, goods and materials sold amounted to PLN 412 million, with the selling margin of 36.7%. The selling margin on sales of products and services equaled to 50.2%, whereas the selling margin on sales of goods and materials was 14.7%. Selling costs amounted to PLN 45.4 million and the general and administrative expenses summed up to PLN 132.5 million.

III. Important events affecting the Company's business after the balance sheet date

- On August 11th 2004 Softbank SA and Social Insurance Authority (ZUS) concluded an agreement for the delivery of multiprocessor servers infrastructure together with the disc matrix. The value of the agreement, VAT exclusive, is PLN 19.7m, and the term for its performance expires upon the lapse of 8 weeks as of its effective date.). The agreement provides for contractual penalties concerning delay of delivery and canceling the contract by Softbank SA, up to 20% of the contract value. In case of delay of the delivery for more than 14 days, ZUS have the right to cancel the contract and receive the contractual penalty amounting to 20% of the delivery value.
  (communiqué of Softbank SA – dated on August 11th 2004)
- After the balance sheet date Prokom Software received a protocol from the local tax office in Gdańsk regarding the tax control for year 2001. In the opinion of the Tax Office, expressed in the protocol, the Company has the outstanding tax obligation for 2001 in the amount of PLN 6.47m. Prokom Software SA objected and protested this opinion and, in result, decided to create additional reserve for tax obligation in the amount of PLN 3.5m.

IV. The possibility of execution of previously published financial results forecasts

The Management Board of Prokom Software S.A. did not present any forecasts of Prokom Software S.A.'s or its Capital Group's financial results to the public.

V. Changes in shares ownership structure

Shareholders who held directly or indirectly at least 5% of the total number of votes at the General Shareholders' Meeting (GSM) of Prokom Software SA:

PROKOM SOFTWARE SA CAPITAL GROUP

Shareholders of Prokom Software SA as at August 12th 2004

Shareholder	Number of shares	% in share capital	Number of votes at GSM	% of votes at GSM
Ryszard Krauze*)	1,842,514	13.26%	2,027,314	13.85%
Prokom Investments SA	1,668,573	12.01%	1,964,253	13.42%
Bank of New York**)	1,371,688	9.87%	1,371,688	9.37%
CU OFE BPH CU PBK	965,000	6.95%	965,000	6.59%
J.P Morgan Chase & Co***)	869,457	6.2%	869,457	5.94%
PZU S.A. and PZU Życie SA	813,760	5.86%	813,760	5.56%

*) on 12 August 2004 Mr. Ryszard Krauze owned directly and indirectly 66.6% of the share capital and votes at the GSM of Prokom Investments SA.
**) The GDR 's depository
***)included in the Bank of New York's holding

Changes in Prokom Software SA's shares ownership structure:

- On April 23rd 2004, as the result of conversion of 987 A-series convertible bonds, the National Depositary for Securities registered 66,129 E-series ordinary bearer shares of Prokom Software SA, at the nominal value PLN 1 each. As the result the holdings of major shareholders slightly decreased.
  After the registration the share capital amounts to PLN 13,890,830 and splits into 13,890,830 shares at the nominal value PLN 1 each, entitling to 14,632,494 votes at the GSM.
- Since the publication of 1Q2004 Report, Bank of New York sold shares of Prokom Software SA and in effect it holds 1,371,688 shares, which entitle to 9.87% of Prokom's share capital and 9.37% of the total voting rights at the General Shareholders' Meeting.

Except for the transactions described above, Prokom Software SA has no knowledge of any other changes in the structure of the Company's ownership.

VI. Changes in the ownership of Company's shares or rights to the shares by the members of the Supervisory Board and the Management Board.

Shareholder	13-05-2004		Increase / decrease		12-08-2004	
	Number of shares	Number of options	Number of shares	Number of options	Number of shares	Number of options
The Management Board*)	2,023,374	-	-	-	2,023,374	-
The Supervisory Board	-	-	-	-	-	-

**) The number of shares includes 1,842,514 shares held by Mr. Ryszard Krauze.*

VII. Information about legal suits or administrative proceedings pending against Prokom Software SA or its subsidiaries regarding their liabilities or receivables.

In the 2nd quarter 2004 there were no pending lawsuits or administrative proceedings against Prokom Software SA or its subsidiaries regarding their liabilities or receivables of combined value exceeding 10% of Prokom Software SA's equity.

VIII. Information about uncommon transactions between group companies of value exceeding EUR 500,000.

All inter-company transactions between group companies were ordinary transactions conducted on usual market conditions and were the result of regular operating activities of Prokom Software SA and its subsidiaries.

PROKOM SOFTWARE SA CAPITAL GROUP

IX. Guarantees granted.

The combined value of guarantees granted by Prokom Software SA or its subsidiaries to a single entity or its subsidiary did not exceed 10% of Prokom Software SA's equity.

X. Other information essential for the estimation of the Group's performance and condition.

- On June 30th 2004 the Annual Shareholders' Meeting of Prokom Software SA reviewed and approved the financial statements and the additional information of the Parent Company and its Capital Group for fiscal 2003. Moreover the Annual Shareholders' Meeting approved the performance of duties by Supervisory Board Members and Management Board Members in fiscal 2003.
- According to the Art. 66.4 of the Polish Accountancy Act and Par. 23.5 of the Company's statutes the Supervisory Board of Prokom Software SA adopted a resolution on the appointment of the auditor of the Company's semi-annual and annual consolidated and non-consolidated financial statements. The Supervisory Board appointed Ernst and Young Audit Sp. z o.o. with registered offices in Warsaw at ul. Emilii Plater 53. The firm is entered in the register of the entities quantified to audit financial statements, under entry No. 130. The parties are to execute the relevant agreement for the term necessary to perform the abovementioned actions.
- PUP Spin Sp. z o.o. has started the merger process with Telmax SA. Both companies agreed and signed the Merger Plan, which assumes that the process will be finished in the 4th quarter of 2004. The merged Company will be listed on the Warsaw Stock Exchange and will have a solid position in the Polish IT market. It plans to further develop and strengthen its market position in the telecommunications, utilities, healthcare and public sectors.
- PUP Spin Sp. z o.o. has purchased from the minority shareholders, with the aim to cancel, 124 of the Company shares for the total price of PLN 26.7m. As a result of an agreed and completed earlier share capital increase and this transaction, the stake of Prokom Software SA in PUP Spin Sp. z o.o. increased from 51,1% to 56,9%.
- The process of acquisition of the largest Czech IT company - PVT a.s. has been finished. PVT Prokom a.s. (100% subsidiary of Prokom Software S.A.) has completed the acquisition of the core IT business of PVT a.s., that includes its clients and contracts. Since May 1st 2004, PVT Prokom a.s. was included in the consolidated financial statements of Prokom Software SA Capital Group.

Except for the information described above, Prokom Software SA has no knowledge of any other information essential for the estimation of the Group's performance and condition in the structure of the Company's ownership.

ADDITIONAL INFORMATION

I. Information about the change of accounting policies relating to the methods of determination of value of assets and liabilities and measurement of the financial results.

In the 1H2004 Prokom Software SA verified the appropriateness of amortization period and rates. As the result, the Company changed the amortization rates for computer hardware. Before the change the amortization rates for computer hardware were 50%-60%, whereas current rates are 20%-30%.

Except for the changes described above, Prokom Software SA has no knowledge of any other changes of accounting policies relating to the methods of determination of value of assets and liabilities and measurement of the financial results.

PROKOM SOFTWARE SA CAPITAL GROUP

II. Rules adopted in preparation of this report

1. This consolidated quarterly report of Prokom Software SA Capital Group (Report) presents data for the 2nd quarter 2004 in a form of:
   - consolidated financial statements, including: consolidated balance sheet, off-balance sheet items, consolidated profit and loss account, statement of changes in consolidated shareholders' equity and consolidated statement of cash flows,
   - Prokom Software SA's abbreviated unconsolidated financial statements, including: balance sheet, off-balance sheet items, profit and loss account, statement of changes in shareholders' equity and statement of cash flows,
   - comments of the Parent Company's Management Board to the quarterly consolidated financial statements.
2. The quarterly consolidated financial statements of Prokom Software SA Capital Group for the 2nd quarter 2004 were prepared in accordance with the Polish Accountancy Act of September 29th 1994 (as amended); Directive of the Minister of Finance on detailed rules governing valuation, scope of disclosing and presentation methods of the financial Instruments, dated December 12th 2001; Directive of the Council of Ministers on detailed requirements for issue prospectuses and abbreviated issue prospectuses, dated October 16th 2001; and Directive of the Council of Ministers on current and interim reports to be disclosed by issuers of securities, dated October 16th
   The financial data presented in the Report was established using such principles of valuation of assets and liabilities and principles of measuring the net financial result as were applicable on the balance-sheet date, taking into account the adjustments related to provisions, including the provision for timing differences under income tax referred to in the Polish Accountancy Act, and the revaluation write-offs on assets.

3. Detailed description of accounting principles adopted for 2Q/2004 financial statements was included in "Introduction" to the annual consolidated report (SA-RS 2003) of the Group, published on May 6th 2004.

4. In the 2nd quarter of 2004 the following changes took place in the structure of the Group:
   - Softbank SA sold all shares of Centrum Informatyki "ZETO-Rodan" Sp. z o.o. (subsidiary company);
   - Prokom Software SA and Prokom Internet SA sold all shares of ce-market.com SA (associated company).
   - Prokom Software SA sold all shares of PVT a.s.

5. In the consolidated financial statements for the 2nd quarter 2004 the following subsidiaries and associates have been consolidated:
   Prokom Software SA, Softbank SA's Capital Group, Koma SA, ZETO Sp. z o.o., Combidata Poland Sp. z o.o., Incenti SA, Postdata SA, Prokom Internet SA's Capital Group, OptIX Polska Sp. z o.o., PUP Spin Sp. z o.o., PVT Prokom a.s.
   Most of the companies that were excluded from consolidation are the entities in which Prokom has the minority stakes. These companies (except for Koma Nord Sp. z o.o.) were already excluded from consolidation at the lower level of preparation of consolidated financial statements i.e.: Prokom Internet SA, Softbank SA, Koma SA, PUP Spin Sp. z o.o. and PVT Prokom a.s.
   Some of the directly dependent companies, along with Koma Nord Sp. z o.o., were excluded from consolidation because of their non-material effect on the Group's consolidated financial statements. This exclusion has been made in accordance with point 58.1.1 and point 63.a. of the Accounting Act dated September 29th 1994.

PROKOM SOFTWARE SA CAPITAL GROUP

6. To translate the financial results from Polish zloty (PLN) to Euro (EUR), the following foreign exchange rates (published by the National Bank of Poland) were used:
   - For the Balance Sheet – the rate as at the balance sheet day. The exchange rate on June 30th 2004 was 1 EUR = 4.5422 PLN, while the exchange rate on June 30th 2003 was 1 EUR = 4.4570 PLN;
   - For the Profit and Loss 2Q/2004 – the average of NBP rates applicable on the last day of each month between April and June 2004 (1 EUR = 4.7311 PLN);
   - For the Profit and Loss 2Q/2003 comparative data – the average of NBP rates applicable on the last day of each month between April and June 2003 (1 EUR = 4.3110 PLN).

III. Reserves and revaluation of assets:

The Capital Group

In the 2nd quarter the Capital Group of Prokom Software SA (in PLN thousand):

A. Created:

– reserve for unused vacation days	3,074
– reserve for 2001 tax obligations	3,500
– restructuring provision	6,500
– reserve for maintenance and warranty services	978

B. Released:

– reserve for credit line guarantee	1,713
– reserve for maintenance and warranty services	425
– other reserves	1,193

C. Created the adjustments for the value of financial assets: **26,902**

Prokom Software S.A.

In the 2nd quarter Prokom Software SA (in PLN thousand):

A. Created:

– reserve for unused vacation days	2,274
– reserve for 2001 tax obligations	3,500

B. Released:

– reserve for credit line guarantee	1,713

C. Created the adjustments for the value of financial assets: **-22,462**

Signature of the officer representing the Company

August 12th 2004	**Dariusz Górka**	**Vice-President of the Management Board**	
date	full name	function	signature
August 12th 2004	**Beata Stelmach**	**Member of the Management Board**	
date	full name	function	signature

PROKOM SOFTWARE SA

RECEIVED
2004 AUG 12 A 8:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX

to: Division of Corporate Finance File No. 82-4700 Securities and Exchange Commission, Washington, DC, USA +1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 06 Aug, 2004 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.12 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **REGISTRATION OF INCREASE IN THE SHARE CAPITAL**

The Management Board of Prokom Software SA informs, that:

the Company received a decision of the District Court in Warsaw on registration on July 28th, 2004 an increase in the share capital of the Company resulting from issue of 66,129 E series shares (issued on the basis of Extraordinary Shareholders' Meeting's resolution dated on September 17th, 2001) resulting from conversion of 987 A series convertible bonds. After registration the share capital of Prokom Software SA amounts to PLN 13,890,830 and is split into 13,890,830 shares of nominal value of PLN 1.00 each, giving rights to 14,632,494 votes at the General Shareholders' Meeting.

The present structure of Company's share capital is as given below:

185,416 nominative preferred shares of A series (1:5 voting rights),
9,814,584 ordinary bearer shares of B series,
2,700,000 ordinary bearer shares of C series,
762,000 ordinary bearer shares of D series,
356,306 ordinary bearer shares of E series,
72,524 ordinary bearer shares of F series.

06 Aug, 2004 Beata Stelmach
Member of the Management Board